Profit & Loss - Period and YTD vs Budget and Prior Year

Period Ending 12/31/2022

One or more of the locations selected does not have a Reporting Budget for the Calendar selected. Please run these locations separately or check your budget setup

Legal Entity: MoMo West, LLC

	Actual		YTD Actual	
Sales				
4000-000 - Beverage Sales				
4000-000 - Beverage Sales	27,501.75	2.73%	101,464.50	1.01%
4005-000 - Beer Sales	8,534.00	0.85%	30,320.00	0.30%
4010-000 - Sake & Shochu Sales	11,042.00	1.10%	35,653.50	0.36%
4030-000 - z Alcohol Sales (INACTIVE)			70,174.06	0.70%
Total 4000-000 - Beverage Sales	47,077.75	4.67%	237,612.06	2.37%
4025-000 - Food Sales				
4025-000 - Food Sales	845,668.97	83.94%	8,420,786.21	83.93%
Total 4025-000 - Food Sales	845,668.97	83.94%	8,420,786.21	83.93%
4060-000 - Comps and Discounts				
4060-000 - Comps and Discounts	-106.65	-0.01%	-1,417.45	-0.01%
4060-001 - Employee Discount	-1,767.84	-0.18%	-6,399.30	-0.06%
4060-002 - Partner Discounts	-114.33	-0.01%	-160.80	0.00%
4060-003 - Specialty Promo Discounts	-1,256.25	-0.13%	-3,269.49	-0.03%
4060-004 - Daily Discounts	-34,576.18	-3.43%	-123,179.09	-1.23%
Total 4060-000 - Comps and Discounts	-37,821.25	-3.75%	-134,426.13	-1.34%
4065-000 - Service Charges	152,571.37	15.14%	1,509,072.36	15.04%
Total Sales	**1,007,496.84**	100.00%	**10,033,044.50**	100.00%
Cost of Sales				
4500-000 - Meat Cost	117,509.20	11.66%	1,074,569.94	10.71%
4502-000 - Seafood Cost	8,849.80	0.88%	26,198.68	0.26%
4505-000 - Produce Cost	33,922.24	3.37%	411,698.86	4.10%
4510-000 - Condiments Cost	47.04	0.01%	97,780.94	0.98%
4515-000 - Beverages Cost	7,083.20	0.70%	104,443.30	1.04%
4520-000 - Desserts Cost	6,176.49	0.61%	66,726.31	0.67%
4525-000 - Sides Cost			182,588.03	1.82%
4526-000 - Grocery Cost	33,867.05	3.36%	110,541.16	1.10%
4530-000 - Sauces Cost	26,400.24	2.62%	386,831.66	3.86%
4535-000 - Soup Cost	24,531.67	2.44%	122,284.75	1.22%
4540-000 - Other Cost			12.90	0.00%
4545-000 - Beer Cost	1,585.37	0.16%	21,818.30	0.22%
4550-000 - Sake & Shochu Cost	1,621.45	0.16%	23,563.56	0.24%
4560-000 - Bar Consumables Cost	573.17	0.06%	5,694.66	0.06%
Total Cost of Sales	**262,166.92**	26.02%	**2,634,753.05**	26.26%
Salaries and Wages				
5000-000 - Payroll - Salaries / Wages	931,277.01	92.44%	3,895,877.90	38.83%
5050-000 - Payroll Tax Expense	251.00	0.03%	-0.13	0.00%
5100-000 - EE 401K Contribution	27,396.92	2.72%	56,373.35	0.56%
5150-000 - EE ROTH IRA Contribution	985.60	0.10%	1,184.00	0.01%
5200-000 - Garnishment	-5,360.17	-0.53%		
5300-000 - FOH Wage Pay	-7,014.99	-0.70%	-0.04	0.00%
5301-000 - BOH Wage Pay	-6,016.56	-0.60%	-0.41	0.00%
5302-000 - Management Salary Pay	-520.75	-0.05%	-0.44	0.00%
Total Salaries and Wages	**940,998.06**	93.40%	**3,953,434.23**	39.40%
Employee Benefits				
5060-000 - Retention Credit (ERTC)			-582,255.13	-5.80%
5495-000 - ADP Tax Adjustment Adj	-75.91	-0.01%		
5500-000 - FICA	-254,245.54	-25.24%	305,815.84	3.05%

	Actual		YTD Actual	
5510-000 - FUTA	248.83	0.03%	10,381.95	0.10%
5520-000 - SUI	1,244.18	0.12%	43,215.20	0.43%
5530-000 - Workers' Comp Insurance	160,418.53	15.92%	423,200.64	4.22%
5540-000 - Federal Income Tax EE	-215,117.69	-21.35%	0.01	0.00%
5550-000 - State Income Tax EE	-60,227.59	-5.98%	0.70	0.00%
5560-000 - EE Disability	-40,312.86	-4.00%	1.43	0.00%
5570-000 - Employee Training Tax			268.17	0.00%
5580-000 - Paychex Tax Adjustment Adj	-256.50	-0.03%	-256.50	0.00%
5700-000 - Employee Meals	932.22	0.09%	6,364.86	0.06%
5710-000 - ER 401K Contributions	1,722.22	0.17%	8,261.02	0.08%
5770-000 - Health Insurance	3,020.32	0.30%	30,880.08	0.31%
Total Employee Benefits	**-402,649.79**	**-39.97%**	**245,878.27**	**2.45%**
Operating Expenses				
5055-000 - Qwick Services Cost	-2,277.17	-0.23%	2,146.55	0.02%
6810-000 - Uniforms/Promo Clothing Cost	2,240.00	0.22%	-2,447.21	-0.02%
6830-000 - Linen	6,078.64	0.60%	48,523.95	0.48%
6840-000 - Tableware cost			8,810.12	0.09%
6845-000 - To Go / Delivery Cost			3,684.03	0.04%
6850-000 - Restaurant Supplies Cost	1,730.26	0.17%	25,750.09	0.26%
6860-000 - Kitchen Supplies Cost	3,970.80	0.39%	40,695.39	0.41%
6870-000 - Cleaning Supplies Cost	5,669.65	0.56%	79,939.96	0.80%
6880-000 - Paper Supplies Cost	3,571.26	0.35%	7,530.31	0.08%
6890-000 - Water Softener Cost	510.00	0.05%	4,787.96	0.05%
6920-000 - Pest Control	435.00	0.04%	6,569.00	0.07%
6930-000 - Flowers and Decoration	-160.00	-0.02%		
6950-000 - Licenses and Permits	662.72	0.07%	10,372.65	0.10%
6980-000 - Security and Alarm Monitoring	11,565.82	1.15%	3,660.54	0.04%
6989-000 - Sales Tax	53.21	0.01%	451.16	0.00%
6990-000 - Freight / Shipping	756.77	0.08%	4,381.87	0.04%
6998-000 - Chargeback	245.34	0.02%	2,374.46	0.02%
Total Operating Expenses	**35,052.30**	**3.48%**	**247,230.83**	**2.46%**
Marketing and Public Relations				
7000-000 - Advertising & Promotion Expense	188.28	0.02%	13,728.87	0.14%
7150-000 - Other Advertising Exp - Recruit/etc			13,266.97	0.13%
Utilities				
7500-000 - Electricity	12,396.27	1.23%	216,136.47	2.15%
7520-000 - Telephone	357.45	0.04%	6,130.50	0.06%
7530-000 - Internet	848.77	0.08%	8,269.76	0.08%
7550-000 - Water and Sewer	316.40	0.03%	7,193.54	0.07%
7600-000 - Trash Removal	1,757.39	0.17%	12,349.20	0.12%
7650-000 - Gas / Other Fuel	2,267.24	0.23%	24,381.12	0.24%
Total Utilities	**17,943.52**	**1.78%**	**274,460.59**	**2.74%**
Administrative and General Expenses				
5800-000 - HR Fees	3,704.70	0.37%	13,981.32	0.14%
5810-000 - Payroll Fees	-251.00	-0.03%	11,036.03	0.11%
7010-000 - Training			83.58	0.00%
7800-000 - Office Supplies Cost	-4,507.82	-0.45%	1,493.80	0.02%
7820-000 - Dues & Subscriptions			992.21	0.01%
7830-000 - Travel Expenses	-504.91	-0.05%	3,596.91	0.04%
7830-002 - Meals and Entertainment			658.00	0.01%
7840-002 - Prof Fees - Legal			142.50	0.00%
7840-005 - Prof Fees - Accounting	17,037.90	1.69%	25,975.40	0.26%
7850-000 - Insurance - General			27,532.98	0.27%
7860-000 - Credit Card Commissions	25,930.64	2.57%	272,490.42	2.72%
7865-000 - Delivery Fees	121.80	0.01%	121.80	0.00%
7880-000 - Cash Over / Short Expense	421.60	0.04%	-157.54	0.00%
7890-000 - Bank Charges	608.85	0.06%	15,272.31	0.15%

	Actual		YTD Actual	
7900-000 - Computer Software Licensing	9,138.88	0.91%	132,014.69	1.32%
7910-000 - Franchise Fees	21,182.85	2.10%	229,963.96	2.29%
7920-000 - Miscellaneous	97.07	0.01%	340.53	0.00%
7940-000 - MGMT Fees - Expense	49,205.00	4.88%	458,838.00	4.57%
Total Administrative and General Expenses	**122,185.56**	12.13%	**1,194,376.90**	11.90%
Repairs and Maintenance				
8010-000 - FF&E - R&M	-7,081.67	-0.70%	-2,940.67	-0.03%
8020-000 - Kitchen Equipment - R&M	1,463.88	0.15%	5,351.15	0.05%
8040-000 - Refrigeration - R&M			2,568.63	0.03%
8050-000 - HVAC - R&M	-1,792.50	-0.18%	12,066.84	0.12%
8060-000 - Plumbing - R&M	240.00	0.02%	2,242.24	0.02%
8095-000 - Leasehold Improvements - R&M			2,130.00	0.02%
8110-000 - Maintenance Contracts	205.00	0.02%	1,993.99	0.02%
Total Repairs and Maintenance	**-6,965.29**	-0.69%	**23,412.18**	0.23%
Occupancy Expenses				
6000-000 - Rent	62,795.69	6.23%	832,050.71	8.29%
6150-000 - Personal Property Taxes	-2,725.53	-0.27%	11,985.31	0.12%
Total Occupancy Expenses	**60,070.16**	5.96%	**844,036.02**	8.41%
Depreciation and Amortization Expenses				
6500-001 - Amortization Expense - ROW	6,852.00	0.68%	6,852.00	0.07%
6500-002 - Amortization Expense - TOR	4,568.00	0.45%	4,568.00	0.05%
6500-003 - Amortization Expense - ARC	5,281.00	0.52%	5,281.00	0.05%
6500-004 - Amortization Expense - MIR	4,142.00	0.41%	4,142.00	0.04%
6542-001 - Depreciation Expense - Rowland	76,988.00	7.64%	76,988.00	0.77%
6542-002 - Depreciation Expense - Torrance	91,402.00	9.07%	91,402.00	0.91%
6542-003 - Depreciation Expense - Arcadia	106,427.00	10.56%	106,427.00	1.06%
6542-004 - Depreciation Expense - Mira Mesa	82,774.00	8.22%	82,774.00	0.83%
Total Depreciation and Amortization Expenses	**378,434.00**	37.56%	**378,434.00**	3.77%
Interest and Corporate Overhead				
8500-000 - Interest Expense			589.34	0.01%
Total Interest and Corporate Overhead			**589.34**	0.01%
Other Income				
4100-000 - Non Taxable PPP Income	955.37	0.10%	955.37	0.01%
4800-000 - Miscellaneous Income	16,863.19	1.67%	16,863.19	0.17%
Total Other Income	**17,818.56**	1.77%	**17,818.56**	0.18%
Income Taxes				
8900-000 - Federal Income Taxes	-1,700.00	-0.17%		
8940-000 - State Income Taxes - FTB	9,980.00	0.99%	16,890.00	0.17%
8942-000 - FTB Tax 2021	2,500.00	0.25%	2,500.00	0.03%
Total Income Taxes	**10,780.00**	1.07%	**19,390.00**	0.19%
Other Expenses				
6998-001 - Loan Interest - Len (MoMo)	4,753.18	0.47%	4,753.18	0.05%
6998-002 - Loan Interest - Anthony (MoMo)	4,753.18	0.47%	4,753.18	0.05%
6998-003 - ARC Bank Loan Interest Pmt			18,304.69	0.18%
6998-004 - MIR Bank Loan Interest Pmt	3,282.34	0.33%	36,349.26	0.36%
6998-500 - Loan Interest - Len/Joyce			103.33	0.00%
Net Profit	**-405,677.02**	-40.27%	**143,608.17**	1.43%

Balance Sheet

As of 12/31/2022

This report is not intended to balance because it is not being run by legal entity

1001 - MoMo Paradise Rowland Heights; 1004 - MoMo Paradise Mira Mesa; 1002 - MoMo Paradise Torrance; 1003 - MoMo Paradise Arcadia; 1101 - MoMo West, LLC

	1003 - MoMo Paradise Arcadia	1004 - MoMo Paradise Mira Mesa	1001 - MoMo Paradise Rowland Heights	1002 - MoMo Paradise Torrance	1101 - MoMo West, LLC	Total
ASSETS						
Cash						
1001-000 - Cash - Petty Cash	267.97	517.91	903.67	413.91		2,103.46
1002-000 - Cash - Safe	314.27	344.77	187.56	329.39		1,175.99
1008-000 - Checking MOMO Fund - East West Bank 5008					41,723.70	41,723.70
1010-000 - Checking ROW - East West Bank 4080			97,990.02			97,990.02
1011-000 - Checking TOR - East West Bank 5849				105,518.46		105,518.46
1011-002 - Checking TOR - Chase Bank 3123				61,512.45		61,512.45
1012-000 - Checking ARC - East West Bank 4173	115,471.63					115,471.63
1013-000 - Checking MIR - East West Bank 4685		88,115.78				88,115.78
1013-001 - Checking MIR - Preferred Bank 5235		26,269.47				26,269.47
1013-002 - Checking MIR - Chase Bank 1789		34,834.73				34,834.73
Total Cash	**116,053.87**	**150,082.66**	**99,081.25**	**167,774.21**	**41,723.70**	**574,715.69**
Accounts Receivable						
1200-000 - A/R DoorDash	4,116.95	1,706.06	968.17	6,973.60		13,764.78
1239-000 - A/R - Momo West Holdings			1,600.00			1,600.00
1299-000 - Undeposited Payments	32,657.88	46.46	19,089.98			51,794.32
1480-001 - A/R - Rowland Heights				15,000.00		15,000.00
1480-003 - A/R - Arcadia				15,000.00		15,000.00
Total Accounts Receivable	**36,774.83**	**1,752.52**	**21,658.15**	**36,973.60**		**97,159.10**
Inventory						
1301-000 - Food Inventory - Meat	9,413.93	11,399.22	36,144.63	16,018.17		72,975.95
1302-000 - Food Inventory - Seafood	789.30	477.20	117.99	1,092.00		2,476.49
1305-000 - Food Inventory - Produce	2,917.99	4,141.06	2,767.05	2,651.73		12,477.83
1310-000 - Food Inventory - Condiments	1,147.98	1,776.15	1,531.69	2,437.18		6,893.00
1315-000 - Food Inventory - Beverages	3,388.48	2,850.14	3,485.39	4,235.32		13,959.33
1320-000 - Food Inventory - Dessert	574.96	717.65	504.90	1,624.57		3,422.08
1325-000 - Food Inventory - Sides	878.00	2,053.02	7,167.53	3,312.29		13,410.84
1326-000 - Grocery Inventory	3,438.72	2,405.32	1,818.52	2,588.48		10,251.04

	1003 - MoMo Paradise Arcadia	1004 - MoMo Paradise Mira Mesa	1001 - MoMo Paradise Rowland Heights	1002 - MoMo Paradise Torrance	1101 - MoMo West, LLC	Total
1330-000 - Food Inventory - Sauces	4,431.05	2,613.49	2,935.96	3,365.70		13,346.20
1335-000 - Food Inventory - Soup	4,120.06	3,976.50	1,604.08	3,830.00		13,530.64
1345-000 - Beer Inventory	1,025.66	1,008.56	627.51	1,268.07		3,929.80
1350-000 - Sake & Shochu Inventory	4,171.71	3,817.94	2,598.23	4,860.92		15,448.80
1360-000 - Bar Consumables Inventory	919.96	242.30	303.17	818.10		2,283.53
1370-000 - Restaurant Supplies Inventory	1,040.91	1,823.22	841.38	924.38		4,629.89
1375-000 - Cleaning Supplies Inventory	1,357.42	1,123.19	977.12	1,248.64		4,706.37
1380-000 - Kitchen Supplies Inventory	865.00	313.83	204.91	363.68		1,747.42
1381-000 - Paper Supplies Inventory	344.23	296.55	77.97	375.73		1,094.48
1385-000 - Uniforms/Promo Clothing Inventory	601.30	7,684.05	1,279.06	1,824.08		11,388.49
Total Inventory	**41,426.66**	**48,719.39**	**64,987.09**	**52,839.04**		**207,972.18**
Fixed Assets						
1502-000 - Organizational Costs RH 2016			5,000.00			5,000.00
1505-000 - Organizational Costs			99,157.87			99,157.87
1505-001 - Accm Amort	-17,202.00	-10,774.00	-42,577.29	-27,396.96		-97,950.25
1521-000 - FF & E	477,936.47	242,069.42	266,416.29	330,918.12		1,317,340.30
1540-000 - Leasehold Improvements	575,750.94	727,601.53	596,708.65	679,775.00		2,579,836.12
1540-001 - Accum Depreciation	-334,693.00	-221,952.00	-478,705.00	-446,493.28		-1,481,843.28
1605-000 - POS Software & Hardware	24,843.98	12,425.41	1,453.49	27,397.36		66,120.24
Total Fixed Assets	**726,636.39**	**749,370.36**	**447,454.01**	**564,200.24**		**2,487,661.00**
Other Assets						
1450-001 - Security Deposit - Rents		40,995.76	113,902.58			154,898.34
Total Other Assets		**40,995.76**	**113,902.58**			**154,898.34**
Casper Hospitality I/C Accounts						
1800-999 - I/C - Casper Hospitality (MGMT)	-101,053.86	-100,814.34	54,908.54	-29,286.64	34,152.65	-142,093.65
Total Casper Hospitality I/C Accounts	**-101,053.86**	**-100,814.34**	**54,908.54**	**-29,286.64**	**34,152.65**	**-142,093.65**
MoMo West I/C Accounts						
1800-001 - I/C - Mo-Mo-Paradise - Rowland	108,615.44	-79,812.09		-931,934.98	-169,200.00	-1,072,331.63
1800-002 - I/C - Mo-Mo-Paradise - Torrance	3,585.20	-40,325.68	931,934.98		12,000.00	907,194.50
1800-003 - I/C - Mo-Mo-Paradise - Arcadia		-80,000.00	-108,615.44	-3,585.20	20,000.00	-172,200.64
1800-004 - I/C - Mo-Mo-Paradise - Mira Mesa	80,000.00		79,812.09	40,325.68	70,000.00	270,137.77
1800-998 - I/C - Mo-Mo-Paradise - MoMo Fund	-20,000.00	-70,000.00	169,200.00	-12,000.00		67,200.00
Total MoMo West I/C Accounts	**172,200.64**	**-270,137.77**	**1,072,331.63**	**-907,194.50**	**-67,200.00**	**0.00**
Guzzu Bento-Ya I/C Accounts						
1800-101 - I/C - Guzzu Bento Ya 1		2,979.35	69,713.06	554.00	-297.00	72,949.41
Total Guzzu Bento-Ya I/C Accounts		**2,979.35**	**69,713.06**	**554.00**	**-297.00**	**72,949.41**
Total ASSETS	**992,038.53**	**622,947.93**	**1,944,036.31**	**-114,140.05**	**8,379.35**	**3,453,262.07**

LIABILITIES & EQUITY

Liabilities

	1003 - MoMo Paradise Arcadia	1004 - MoMo Paradise Mira Mesa	1001 - MoMo Paradise Rowland Heights	1002 - MoMo Paradise Torrance	1101 - MoMo West, LLC	Total
Accounts Payable						
2000-000 - Accounts Payable	74,721.48	49,420.73	51,900.14	78,408.16	17,037.90	271,488.41
2005-002 - Note Payable - Torrance	15,000.00		15,000.00			30,000.00
Total Accounts Payable	**89,721.48**	**49,420.73**	**66,900.14**	**78,408.16**	**17,037.90**	**301,488.41**
Other Liabilities and Credit Cards						
2240-000 - Sales Tax Payable	66,395.24	33,350.72	-77,494.85	61,197.97		83,449.08
2245-000 - State Tax Payable	1,447.50	1,447.50	1,447.50	1,447.50		5,790.00
2270-000 - Gift Card Liability	1,458.19		2,420.73	5,370.06		9,248.98
2295-000 - MGMT Fee Payable	51,805.42	51,953.28	56,759.64	54,392.68		214,911.02
2320-000 - Accrued Payroll Expense	5,644.55	5,087.87	6,160.73	6,193.96		23,087.11
2410-001 - CC - ROW Chase Visa 2305			14,631.60			14,631.60
2410-002 - CC - TOR Chase Visa 2628				11,689.78		11,689.78
2410-999 - CC - Casper Chase Visa 4252	4,413.39					4,413.39
2411-999 - CC - MOMO Amazon Amex 81009	442.21	-391.96			2,912.59	2,962.84
Total Other Liabilities and Credit Cards	**131,606.50**	**91,447.41**	**3,925.35**	**140,291.95**	**2,912.59**	**370,183.80**
Loans Payable Related Parties						
2105-001 - Loan Payable - Guzzu Holdings LLC		50,000.00				50,000.00
Total Loans Payable Related Parties		**50,000.00**				**50,000.00**
Other Loans Payable						
2100-002 - Loan Payable - Preferred Bank		516,844.98				516,844.98
2100-007 - SBA EIDL Loan (MoMo)	99,900.00		-2,193.00	50,000.00		147,707.00
2100-010 - 2nd PPP Loan Payable (MoMo)	192,309.88	384,619.77	-769,239.53	192,309.88		0.00
Total Other Loans Payable	**292,209.88**	**901,464.75**	**-771,432.53**	**242,309.88**		**664,551.98**
Partners Loans Payable						
2100-000 - Loan Payable - Bel Air 101 1st Loan	50,000.00	533,000.00	25,000.00	100,000.00		708,000.00
2105-000 - Loan Payable -Bel Air 101 2nd Loan	500,000.00					500,000.00
2420-000 - A/P - L. Hayashi			24,397.71			24,397.71
2420-001 - A/P - A. Hayashi			2,848.54			2,848.54
2420-002 - A/P - D. Chen			1,566.74			1,566.74
2420-004 - Loan Payable - Len (MoMo)	147,000.00		25,000.00			172,000.00
2420-006 - Loan Payable - Anthony (MoMo)	147,000.00			25,000.00		172,000.00
2425-003 - Loan Payable - Koka Hayashi		200,000.00	200,000.00			400,000.00
Total Partners Loans Payable	**844,000.00**	**733,000.00**	**278,812.99**	**125,000.00**		**1,980,812.99**
Owner's Equity						
3000-000 - Owner Equity - L. Hayashi			-24,845.67			-24,845.67
3000-001 - Owner Equity - A. Hayashi			-24,684.88			-24,684.88
3000-002 - Owner Equity - D. Chen			-16,240.53			-16,240.53

	1003 - MoMo Paradise Arcadia	1004 - MoMo Paradise Mira Mesa	1001 - MoMo Paradise Rowland Heights	1002 - MoMo Paradise Torrance	1101 - MoMo West, LLC	Total
3000-003 - Owner Equity - K. Hayashi			-21,923.36			-21,923.36
3000-004 - Owner Equity - C. A. Brashear			30,943.11			30,943.11
3000-005 - Owner Equity - C. N. Brashear			30,942.11			30,942.11
3000-006 - Owner Equity - C. J. Brashear			-4,056.89			-4,056.89
3000-007 - Owner Equity - K. C. Brashear			30,941.11			30,941.11
3000-010 - Owner Equity - Bel Air 101			-58,458.28			-58,458.28
3001-005 - Capital Contribution - CA Brashear	35,000.00		-35,000.00			0.00
3001-006 - Capital Contribution - CN Brashear	35,000.00		-35,000.00			0.00
3001-007 - Capital Contribution - KC Brashear	35,000.00		-35,000.00			0.00
3500-000 - Retained Earnings	-680,700.93	-938,851.27	2,267,396.07	-647,843.87		0.00
YTD Income	-45,150.92	-384,377.29	658,556.37	-68,239.59	-17,180.40	143,608.17
Total Owner's Equity	**-620,851.85**	**-1,323,228.56**	**2,763,569.16**	**-716,083.46**	**-17,180.40**	**86,224.89**
Total Liabilities	**736,686.01**	**502,104.33**	**2,341,775.11**	**-130,073.47**	**2,770.09**	**3,453,262.07**
Total LIABILITIES & EQUITY	**736,686.01**	**502,104.33**	**2,341,775.11**	**-130,073.47**	**2,770.09**	**3,453,262.07**
Difference	**255,352.52**	**120,843.60**	**-397,738.80**	**15,933.42**	**5,609.26**	**0.00**

Cash Flow Statement

1/1/2022 - 12/31/2022

Legal Ent(s): MoMo West, LLC

Operating	
Net Income/Loss	143,608
Total Cash Flow From Operating Activities	**143,608**
Cash Net Change	**143,608**
Cash Beginning Balance	**0**
Calculated Cash Ending Balance	**143,608**
Actual Cash Ending Balance	*0*